Mail Stop 3561

February 28, 2007

Mr. Laurence S. Levy
Chairman and Chief Executive Officer
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, New York 10017

Re: **Hyde Park Acquisition Corp. (f/k/a "Rand Acquisition Corp. II")**
          Amendment Nos. 2 and 3 filed February 9 and 16, respectively
          File No. 333-138452

Dear Mr. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you have significantly increased the size of the offering and the percentage of shareholders exercising conversion rights necessary to prevent a business combination. Please explain to us supplementally the reasons for such changes. For example, has the size or number of potential acquisitions you are considering changed, are you aware of circumstances where more than 20% of shareholders in similar offerings have requested conversion, or are the changes designed to raise a projected minimum required amount of proceeds even if a sizeable number of shareholders elect to convert? We may have additional comments.

2.   We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 40%. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

3.   In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

4.   Please revise the disclosure to clarify what you mean by the term "controlling interest" and the extent to which "controlling interest" may be less than a majority of the outstanding voting rights of an acquisition candidate.

5.   Please reconcile the discussion on page 1 to the effect you will not structure a business combination whereby you would acquire less than a controlling interest with the discussion on the top of page 2 that in order to consummate a business combination you may incur debt or issue equity in an amount that could result in ownership of a minority of the combined company. We may have additional comments.

Certificate of incorporation, page 5

6.   The second sentence of the second paragraph of this section indicates if you have not completed a business combination within 24 months from the date of the prospectus, your corporate existence will cease except for winding up your affairs and liquidation.   The last sentence of this paragraph, however, indicates you may not amend or waive this provision except in connection with the consummation of a business combination. Please expand the discussion to explain the distinction, if any, between completion and consummation. We may have additional comments.

Signatures

7.   In your next amendment, please revise the signature page to indicate the company's new name instead of Rand Acquisition Corp. II.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or Thomas Kluck at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax (212) 818-8881